Management’s Discussion and Analysis
For the three and nine months ended September 30, 2023
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022 and the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2023 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of October 31, 2023. This discussion covers the three and nine months ended September 30, 2023 (“Q3 2023” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
Throughout this MD&A, the operational and financial results of the Mercedes Mine (“Mercedes”) are included for the period through to April 21, 2022, when Mercedes was sold.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

BUSINESS OVERVIEW
Operations description
Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first five years the Company has grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Santa Luz Mine (“Santa Luz”) in Brazil. The Company also has a 60% interest in the Greenstone Project (“Greenstone”) in Canada, which is in construction.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023
Operational
•Produced 149,089 ounces of gold
•Sold 148,231 ounces of gold at an average realized gold price of $1,917 per oz
•Total cash costs of $1,363 per oz and AISC of $1,630 per oz(1)
•Three lost-time injuries, rolling 12-month average total recordable injury frequency rate(2) of 1.28 (1.68 for the Quarter)
•Total significant environmental incident frequency rate(2) rolling 12-month average of 0.34 (0.56 for the Quarter)
Earnings
•Income from mine operations of $25.2 million
•Net income of $2.2 million or $0.01 per share (basic)
•Adjusted net income of $28.7 million or $0.09 per share(1)
Financial
•Cash flow from operations before changes in non-cash working capital of $82.6 million ($69.3 million after changes in non-cash working capital)
•Adjusted EBITDA of $81.2 million(1)
•Sustaining expenditures of $32.0 million and non-sustaining expenditures of $104.1 million
•Cash and cash equivalents (unrestricted) of $356.7 million at September 30, 2023
•Net debt(1) of $729.5 million at September 30, 2023

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023 (CONTINUED)
Corporate
•On August 1, 2023, drew $127.0 million on the Company’s revolving credit facility (the “Revolving Facility”)
•On September 21, 2023, issued $172.5 million of unsecured senior convertible notes (the “2023 Convertible Notes”) on a bought deal provide placement basis
◦The 2023 Convertible Notes bear interest at 4.75%, have a fixed conversion rate of 158.7302 common shares per $1,000 principal amount, representing an initial conversion price of $6.30 per share, subject to certain anti-dilution adjustments, and mature on October 15, 2028
Construction, development and exploration
•Advanced Greenstone construction with the following achieved to September 30, 2023:
◦More than 5 million hours worked with one lost-time injury and a 12-month rolling average TRIFR of 1.92
◦Power plant commissioning has been completed and the plant is now in operation
◦Pre-commissioning activities started as planned in September in the crushing, crushed ore storage, and reclaim and high-pressure grinding rolls areas
◦Overall project was 93% complete, on budget and on track to pour gold in H1 2024
◦Spent $90 million (Equinox Gold’s 60% share) during the Quarter with total spend (100% basis) of $1,087 million project to date (89% of the approved budget)
Responsible Mining
•In July 2023, published the Company’s inaugural Water Stewardship Report in alignment with the water reporting practices recommended by the International Council on Mining and Metals

RECENT DEVELOPMENTS
•On October 3, 2023, repaid $166.0 million of the Revolving Facility with proceeds from the 2023 Convertible Notes
•On October 31, 2023, received $75 million on closing of the gold purchase and sale arrangement (“Sandbox Arrangement”)
•On October 31, 2023, Fraz Siddiqui joined the Company’s Board of Directors, replacing François Bellemare as Mubadala Investment Company’s Board appointee

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Gold produced	oz	149,089	137,661	143,615	409,497	381,880
Gold sold	oz	148,231	138,094	143,032	409,620	382,751
Average realized gold price	$/oz	1,917	1,962	1,711	1,926	1,804
Cash costs per oz sold(1)(2)	$/oz	1,363	1,361	1,391	1,357	1,361
AISC per oz sold(1)(2)(3)	$/oz	1,630	1,502	1,751	1,595	1,663
Financial data
Revenue	M$	284.7	271.6	245.1	790.4	692.9
Income from mine operations	M$	25.2	30.7	7.4	70.4	52.9
Net income (loss)	M$	2.2	5.4	(30.1)	25.0	(128.6)
Earnings (loss) per share (basic)	$/share	0.01	0.02	(0.10)	0.08	(0.42)
Adjusted EBITDA(1)	M$	81.2	70.9	25.6	209.1	93.7
Adjusted net income (loss)(1)	M$	28.7	(6.3)	(27.7)	19.3	(98.8)
Adjusted EPS(1)	$/share	0.09	(0.02)	(0.09)	0.06	(0.33)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	356.7	174.4	141.9	356.7	141.9
Net debt(1)	M$	729.5	660.6	583.8	729.5	583.8
Operating cash flow before changes in non-cash working capital	M$	82.6	81.2	14.5	359.2	64.3
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
(3)Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)Numbers in tables throughout this MD&A may not sum due to rounding.
For the three and nine months ended September 30, 2023, the Company sold 4% and 7% more gold ounces compared to the same periods in 2022. The increase in gold sales was primarily due to higher production at Los Filos, Aurizona, and RDM offset partially by lower production at Mesquite. At Los Filos, the higher production was primarily due to higher ore tonnes mined despite the impact to recoveries and production in the Quarter related to solution management issues and some ore with a higher copper content, which has a longer recovery period. At Aurizona and RDM, the higher production was primarily due to higher grades and mill throughput. At Mesquite, the lower production was primarily due to mine sequencing and temporary issues with leach pad chemistry. Gold sales for the nine months ended September 30, 2023 were also impacted by higher production at Santa Luz, which achieved commercial production at the end of Q3 2022.
Cash cost per oz sold and AISC per oz sold were 2% and 7% lower in Q3 2023 compared to Q3 2022, respectively, primarily driven by 4% higher gold sales. Costs during the Quarter continued to track towards the lower end of 2023 guidance due to a number of factors, including sustaining capital spend that was anticipated in the Quarter but has been deferred into Q4 2023, as well as decreases in the costs of key consumables, which had peaked in recent quarters, compared to those used to calculate guidance.
In Q3 2023, income from mine operations was $25.2 million (Q3 2022 - $7.4 million) and for the nine months ended September 30, 2023 was $70.4 million (nine months ended September 30, 2022 - $52.9 million). The higher income from mine operations was mainly the result of higher income from mine operations at Los Filos and Aurizona, which was primarily due to higher production and higher average realized gold price per ounce, offset partially by lower income from mine operations at Mesquite, which was primarily due to lower gold production, and at Santa Luz, which was primarily due to higher mining costs, driven by longer hauls from the bottom of the pit as well as stockpile and blend management. Income from mine operations for the nine months ended September 30, 2023 was also impacted by the sale of Mercedes in April 2022.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Net income for Q3 2023 was $2.2 million (Q3 2022 - net loss of $30.1 million) and net income for the nine months ended September 30, 2023 was $25.0 million (nine months ended September 30, 2022 - net loss of $128.6 million). The higher net income in Q3 2023 compared to Q3 2022 was mainly due to higher income from mine operations, as well as other expense of $2.3 million for Q3 2023 compared to other expense of $11.3 million for Q3 2022, primarily due to a $1.6 million gain on change in fair value of warrants in Q3 2023 compared to a $13.4 million loss on change in fair value of share purchase warrants in Q3 2022. Equinox Gold held warrants to acquire shares of Solaris, all of which were exercised in March 2023.
The higher net income for the nine months ended September 30, 2023 compared to the same period in 2022 was mainly due to higher income from mine operations, in addition to a tax recovery of $18.6 million (nine months ended September 30, 2022 - tax expense of $35.3 million) and other income of $32.1 million (nine months ended September 30, 2022 - other expense of $62.9 million). Other income for the nine months ended September 30, 2023 includes a $35.0 million gain on change in fair value of foreign exchange contracts and a $34.5 million gain on sale of the Company’s partial interest and reclassification of investment in i-80 Gold, offset partially by $13.3 million in expected credit loss and write-offs. Other expense for the nine months ended September 30, 2022 includes a $72.8 million loss on change in fair value of share purchase warrants.
In Q3 2023, adjusted EBITDA was $81.2 million (Q3 2022 - $25.6 million) and for the nine months ended September 30, 2023 was $209.1 million (nine months ended September 30, 2022 - $93.7 million). In Q3 2023, adjusted net income was $28.7 million (Q3 2022 - adjusted net loss of $27.7 million) and for the nine months ended September 30, 2023 was $19.3 million (nine months ended September 30, 2022 - adjusted net loss of $98.8 million). The increase in adjusted EBITDA and adjusted net income in Q3 2023 was primarily due to higher income from mine operations, in addition to a $11.4 million realized gain on foreign exchange contracts in Q3 2023 (Q3 2022 - realized loss of $1.1 million). The increase in adjusted EBITDA and adjusted net income for the nine months ended September 30, 2023 was primarily due to higher income from mine operations, in addition to a $25.9 million realized gain on foreign exchange contracts (nine months ended September 30, 2022 - realized loss of $0.1 million).

Sustaining and non-sustaining expenditures(1)
	Three months ended September 30, 2023		Nine months ended September 30, 2023
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining
USA
Mesquite	$0.4	$3.5	10.7	11.3
Castle Mountain	—	4.4	0.4	7.5
Mexico
Los Filos	7.9	0.2	17.7	0.5
Brazil
Aurizona	14.8	1.9	30.0	4.9
Fazenda	2.7	3.4	6.7	8.1
RDM	3.7	—	7.9	—
Santa Luz	2.5	0.8	3.9	2.4
Canada
Greenstone(3)(4)	—	90.1	—	270.3
Total sustaining and non-sustaining expenditures(2)	$32.0	$104.1	$77.2	$305.0
(1)Sustaining expenditures include sustaining exploration expense and sustaining capital expenditure. Non-sustaining expenditures include non-sustaining exploration expense and non-sustaining capital expenditures. Sustaining and non-sustaining expenditures exclude non-cash additions including right-of-use asset additions, capitalized interest expense and capitalized depreciation expense. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(2)Total sustaining capital expenditures for the three and nine months ended September 30, 2023 were $32.0 million and $77.2 million, respectively. Total non-sustaining capital expenditures for the three and nine months ended September 30, 2023 were $97.2 million and $283.2 million, respectively.
(3)Non-sustaining expenditures at Greenstone exclude capitalized interest of $12.7 million and $30.0 million for the three and nine months ended September 30, 2023.
(4)Capital expenditures at Greenstone represent the Company’s 60% share of costs for the project.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1986 and was acquired by Equinox Gold in Q4 2018. In July 2022, Mesquite poured its five millionth ounce of gold.
Operating and financial results for the three and nine months ended September 30, 2023

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Ore mined and stacked on leach pad	kt	7,600	4,116	2,691	13,144	10,882
Waste mined	kt	4,341	8,354	12,123	26,053	33,002
Open pit strip ratio	w:o	0.57	2.03	4.51	1.98	3.03
Average gold grade stacked to leach pad	g/t	0.44	0.47	0.47	0.43	0.44
Gold produced	oz	24,050	21,374	44,953	61,830	96,518
Gold sold	oz	24,049	21,341	44,711	61,796	96,276
Financial data
Revenue	M$	46.0	41.9	76.7	119.4	172.1
Cash costs(1)	M$	25.8	24.8	41.2	69.2	93.1
Sustaining capital(1)	M$	0.4	0.2	15.6	10.7	23.7
Sustaining lease payments	M$	—	—	—	—	—
Reclamation expenses	M$	1.0	0.4	1.0	1.9	2.0
Total AISC(1)	M$	27.2	25.4	57.8	81.8	118.8
AISC contribution margin(1)	M$	18.9	16.6	18.9	37.7	53.4
Non-sustaining expenditures	M$	3.5	3.3	5.3	11.3	15.0
Mine-site free cash flow(1)	M$	15.4	13.3	13.6	26.4	38.4
Unit analysis
Realized gold price per oz sold	$/oz	1,914	1,964	1,714	1,931	1,786
Cash costs per oz sold(1)	$/oz	1,073	1,164	921	1,119	967
AISC per oz sold(1)	$/oz	1,129	1,188	1,292	1,322	1,233
Mining cost per tonne mined	$/t	1.86	1.66	1.54	1.58	1.55
Processing cost per tonne processed	$/t	1.68	3.13	4.47	2.76	2.94
G&A cost per tonne processed	$/t	0.54	0.97	1.11	0.84	0.99
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2023 Analysis
Production
In Q3 2023, ounces produced were 46% lower at a 13% lower AISC compared to Q3 2022. For the nine months ended September 30, 2023, ounces produced were 36% lower at a 7% higher AISC compared to the same period in 2022. In Q3 2023, ounces sold were 46% lower and the average realized gold price was 12% higher compared to Q3 2022. For the nine months ended September 30, 2023, ounces sold were 36% lower and the average realized gold price was 8% higher compared to the same period in 2022.
Production was lower in the three and nine months ended September 30, 2023 compared to the same periods in 2022 due to mine sequencing and temporary issues with leach pad chemistry. In 2022, the majority of ounces were placed in Q2 2022, allowing time for ounces to be recovered in Q3 2022, whereas in 2023 the majority of ounces are expected to be placed in the latter half of the year.
Mining during the Quarter resulted in fewer total tonnes moved, reflecting the relative position in the mining sequence. The strip ratio for the three and nine months ended September 2023 was 0.57 and 1.98, respectively, compared to 4.51 and 3.03 for the same periods in 2022.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
Mining unit costs were higher in three and nine months ended September 30, 2023 compared to the same periods in 2022 reflecting the impact of a lower strip ratio in Q3 2023 as ore hauls are longer than waste hauls. For the nine months ended September 30, 2023, total mining costs were marginally higher compared to the same period in 2022 as the impact of the lower strip ratio in Q3 2023 was offset by 10% lower diesel prices. Total process costs were higher in the three and nine months ended September 30, 2023 compared to the same periods in 2022 due to higher cyanide prices; however, cyanide prices peaked in Q1 2023 and have trended lower through September 30, 2023. Additionally, more lime was consumed in Q3 2023 as the volume of ore stacked was 182% higher compared to Q3 2022. Processing unit costs were lower in the three and nine months ended September 30, 2023 compared to the same periods in 2022, as more ore tonnes were processed. G&A unit costs were lower in the three and nine months ended September 30, 2023 compared to the same periods in 2022 due to more tonnes stacked. Total G&A costs for the three and nine months ended September 30, 2023 were in line with 2022.
AISC per oz sold decreased in Q3 2023 compared to Q3 2022 despite 46% fewer ounces sold as sustaining capital was minimal in Q3 2023. AISC per oz sold decreased for the nine months ended September 30, 2023 compared to the same period in 2022 due to lower levels of capitalized stripping.
Sustaining capital expenditures for the three and nine months ended September 30, 2023 were $0.4 million and $10.7 million, respectively, primarily related to capitalized stripping. Non-sustaining expenditures for the three and nine months ended September 30, 2023 were $3.5 million and $11.3 million, respectively, primarily related to lease payments for haul trucks and exploration costs.
Exploration and development
There was no exploration drilling completed at Mesquite during the Quarter. Drilling in Q1 2023 totaled 6,888 metres (“m”) of reverse circulation (“RC”) drilling, including 5,339 m at the Ginger deposit and 1,550 m at the Rainbow deposit. Both drill programs included infill and growth-focused step-out components. Other exploration activities during the Quarter included geological mapping of the main open pits to further enhance the geological model. Exploration expenditures at Mesquite for the three and nine months ended September 30, 2023 were $0.3 million and $2.1 million, respectively.
Outlook
To reduce costs in the current inflationary environment, in 2023 mining at Mesquite pivoted to a small pit approach to reduce waste stripping, with ore being mined from Brownie phase 3 and Vista East 3. While this will result in reduced ounces produced in 2023, efforts to establish additional Mineral Reserves through exploration and resource drilling will continue and the Company will also continue the permitting required to enable mine life extensions beyond 2023.
Mesquite production guidance for 2023 is 80,000 to 90,000 ounces of gold, with approximately 60% of production expected in the second half of the year. Costs guidance for 2023 is cash costs of $1,345 to $1,410 per oz and AISC at $1,415 to $1,480 per oz. While sustaining expenditures were budgeted at $5 million, primarily for capitalized stripping, sustaining expenditures year to date are higher than guidance due to a change in mine sequencing, resulting in a higher proportion of mining costs allocated to capital stripping. Budgeted non-sustaining expenditures of $16 million primarily relate to lease payments for trucks, exploration and ongoing permitting for drilling, additional areas to mine and leach pad expansion. The additional areas that are being mined include the Don Juan deposit and rehandling of the Old Vista Pad material that will be re-stacked and leached on the current heap leach pad.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021 Equinox Gold completed a feasibility study for a Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. In March 2022, the Company applied to amend existing permits to accommodate the Phase 2 expansion, as described in Development Projects.
Operating and financial results for the three and nine months ended September 30, 2023

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Ore mined and stacked to leach pad	kt	1,166	1,312	1,368	3,555	3,581
Waste mined	kt	663	445	298	1,785	926
Open pit strip ratio	w:o	0.57	0.34	0.22	0.50	0.26
Average gold grade stacked to leach pad	g/t	0.32	0.33	0.33	0.31	0.32
Gold produced	oz	4,237	6,167	5,093	14,860	17,104
Gold sold	oz	4,237	6,167	5,093	14,860	17,116
Financial data
Revenue	M$	8.1	12.0	8.8	28.7	31.2
Cash costs(1)	M$	5.9	8.6	5.6	20.0	17.0
Sustaining capital(1)	M$	—	—	0.5	0.4	10.6
Sustaining lease payments	M$	1.0	1.0	1.0	3.0	3.0
Reclamation expenses	M$	0.1	0.1	0.0	0.3	0.1
Total AISC(1)	M$	7.0	9.7	7.1	23.7	30.7
AISC contribution margin(1)	M$	1.1	2.3	1.6	5.0	0.5
Non-sustaining expenditures	M$	4.4	1.7	0.6	7.5	3.6
Mine-site free cash flow(1)	M$	(3.3)	0.6	1.0	(2.5)	(3.1)
Unit analysis
Realized gold price per oz sold	$/oz	1,908	1,945	1,726	1,927	1,821
Cash costs per oz sold(1)	$/oz	1,384	1,389	1,104	1,344	991
AISC per oz sold(1)	$/oz	1,648	1,577	1,410	1,594	1,795
Mining cost per tonne mined	$/t	2.55	2.67	2.96	2.64	2.91
Processing cost per tonne processed	$/t	7.11	5.86	4.59	6.12	4.03
G&A cost per tonne processed	$/t	2.02	1.78	1.66	1.88	1.88
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2023 Analysis
Production
In Q3 2023, ounces produced were 17% lower at a 17% higher AISC compared to Q3 2022. For the nine months ended September 30, 2023, ounces produced were 13% lower at a 11% lower AISC compared to the same period in 2022. In Q3 2023, ounces sold were 17% lower and the average realized gold price was 11% higher compared to Q3 2022. For the nine months ended September 30, 2023, ounces sold were 13% lower and the average realized gold price was 6% higher compared to the same period in 2022.
Production was lower in the three and nine months ended September 30, 2023 compared to the same periods in 2022 as a result of lower recoverable ounces placed. Crushing and agglomeration was achieved for 67% of ore processed in Q3 2023 and 63% for the nine months ended September 30, 2023. To increase crusher throughput, in 2024 the Company plans to move the crusher plant closer to the leach pad, trucking the ore to that higher elevation, and plans to reorient conveyors to improve flexibility, reduce bottlenecks, and increase run time.
Mining unit costs were lower in the three and nine months ended September 30, 2023 compared to the same periods in 2022, reflecting a 10% decrease in average diesel prices. Process unit costs were higher in the three and nine months ended September 30, 2023 compared to the same periods in 2022 as crush and agglomeration processing only commenced at the end of Q2 2022; run-of-mine (“ROM”) does not include the cost of crushing and agglomerating the ore and is therefore a lower unit cost per tonne.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
AISC per oz sold increased in Q3 2023 compared to Q3 2022 as crushing and agglomeration is higher cost. In addition, the crusher is not yet achieving the anticipated throughput levels and therefore the overall recovery improvements are not yet being realized. AISC per oz sold decreased in the nine months ended September 30, 2023 compared to the same period in 2022 as the prior year had elevated sustaining capital spend due to leach pad construction.
Sustaining capital expenditures for the three and nine months ended September 30, 2023 were nil and $0.4 million, respectively. Non-sustaining expenditures for the three and nine months ended September 30, 2023 were $4.4 million and $7.5 million, respectively, primarily related to Phase 2 permitting and optimization.
Exploration and development
Exploration drilling at Castle Mountain during the Quarter included 8,441 m of RC drilling. The infill drill program is designed to increase drilling density within the South Overburden and JSLA dumps to better support mining of the mineralized material. A surface exploration program of geological mapping and channel sampling continues, with the primary goal to sample previously identified mineralization exposed on surface so those data can be used in future Mineral Resource estimation. Exploration expenditures at Castle Mountain for the three and nine months ended September 30, 2023 were $0.2 million and $1.0 million, respectively.
Outlook
Castle Mountain production guidance for 2023 is 25,000 to 30,000 ounces of gold, with cash costs of $1,765 to $1,850 per oz and AISC of $1,865 to $1,950 per oz. While production has been below expectations, recovery plans are being evaluated to achieve the lower end of production guidance.
Costs at Castle Mountain are expected to remain elevated as a result of the transition to crushing and agglomerating all ore to increase ore permeability and gold production. A portion of the ore being stacked continues to be ROM but the proportion under leach is expected to gradually transition to all crushed as the crusher throughput is improved. Sustaining expenditures at Castle Mountain in 2023 include $2 million of sustaining capital for a variety of equipment upgrades. Budgeted non-sustaining expenditures of $11 million at Castle Mountain in 2023 include $8 million for Phase 2 optimization studies, metallurgical test work and permitting progress monitoring (the Phase 2 permit amendment was submitted in March 2022), and $1 million for exploration activities.
The Company is advancing plans for an expansion at Castle Mountain, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and commenced production in 2008. Mining operations in 2023 involve three open pits (Los Filos, Bermejal and Guadalupe) and two underground mines (Los Filos and Bermejal). In February 2023, operations at Bermejal underground were suspended to defer development capital and advance plans to improve productivity and reduce costs. Crushed and ROM ore from the various deposits is currently processed by heap leaching.
Operating and financial results for the three and nine months ended September 30, 2023

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Ore mined - open pit	kt	2,169	3,216	1,606	7,785	4,334
Waste mined - open pit	kt	8,981	12,150	13,445	32,378	41,278
Open pit strip ratio	w:o	4.14	3.78	8.37	4.16	9.52
Average open pit gold grade	g/t	0.54	0.79	0.57	0.80	0.69
Ore mined - underground	kt	103	111	138	336	426
Average underground gold grade	g/t	3.01	3.20	3.05	3.20	3.03
Tonnes processed	kt	2,357	3,284	1,773	8,214	4,836
Gold produced	oz	39,455	37,831	23,121	116,861	93,720
Gold sold	oz	39,817	38,683	22,677	118,112	92,882
Financial data
Revenue	M$	76.4	76.1	38.8	227.5	169.7
Cash costs(1)	M$	74.2	61.8	70.4	195.7	198.1
Sustaining capital(1)	M$	7.9	3.2	8.1	17.7	15.3
Sustaining lease payments	M$	—	—	—	0.1	—
Reclamation expenses	M$	0.8	0.8	0.8	2.3	2.1
Total AISC(1)	M$	82.9	65.8	79.3	215.9	215.6
AISC contribution margin(1)	M$	(6.5)	10.3	(40.5)	11.6	(45.9)
Care and maintenance	M$	—	0.3	—	0.3	—
Non-sustaining expenditures	M$	0.2	0.2	9.0	0.5	38.6
Mine-site free cash flow(1)	M$	(6.7)	9.8	(49.5)	10.8	(84.5)
Unit analysis
Realized gold price per oz sold	$/oz	1,911	1,960	1,706	1,920	1,819
Cash costs per oz sold(1)	$/oz	1,863	1,597	3,105	1,657	2,133
AISC per oz sold(1)	$/oz	2,082	1,701	3,499	1,828	2,321
Mining cost per tonne mined - open pit	$/t	2.20	1.79	1.72	1.96	1.67
Mining cost per tonne mined - underground	$/t	124.19	108.04	119.94	120.59	109.38
Processing cost per tonne processed	$/t	10.20	7.60	11.80	8.76	11.99
G&A cost per tonne processed	$/t	4.15	3.29	4.19	3.39	4.69
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2023 Analysis
Production
In Q3 2023, ounces produced were 71% higher at a 41% lower AISC compared to Q3 2022. For the nine months ended September 30, 2023, ounces produced were 25% higher at a 21% lower AISC compared to the comparative period in 2022. In Q3 2023, ounces sold were 76% higher and the average realized gold price was 12% higher compared to Q3 2022. For the nine months ended September 30, 2023, ounces sold were 27% higher and the average realized gold price was 6% higher compared to the comparative period in 2022.
Production increased in the three and nine months ended September 30, 2023 compared to the same periods in 2022 as ore mined was higher compared to prior periods, but recovery and gold production continue to be impacted by solution management issues and some ore with a higher copper content. Stacked ounces are normally substantially recovered within the first 60 days of leaching. Ore with a higher copper content, however, requires a higher concentration of cyanide to leach

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023 the gold and also has a longer recovery period. There were also recovery delays in a section of the leach pad due to piping issues. The recovery curve for the affected ounces has been extended, resulting in the build-up of work-in-process inventory; however the majority of ounces built up in inventory in the first half of 2023 are expected to be recovered and produced during Q4 2023.
Open pit mining unit costs increased for the three and nine months ended September 30, 2023 compared to the same periods in 2022 due to the increased proportion of ore hauls, with strip ratios in 2023 being less than half of 2022 strip ratios. Ore hauls are longer distances and therefore more energy intensive than waste hauls. For the nine months ended September 30, 2023, there was increased maintenance spend compared to the same period in 2022 as the mine implemented a program to catch up on maintenance backlogs. Underground mining unit costs in Q3 2023 increased compared to Q3 2022 due to higher maintenance costs. Underground mining unit costs for the nine months ended September 30, 2023 increased compared to the same period in 2022 as Bermejal development was suspended at the end of February 2023, resulting in higher costs related to demobilization. Processing unit costs decreased for the three and nine months ended September 30, 2023 compared to the same periods in 2022 due to higher ore tonnes processed, while total processing costs increased due to higher ore volumes.
For the three and nine months ended September 30, 2023, AISC per oz sold was lower than the comparative periods in 2022 primarily due to mine sequencing, with a higher proportion of ore tonnes and ounces placed and produced. For the three and nine months ended September 30, 2023, AISC was impacted by a $10.3 million ($258 per oz sold) and $16.2 million ($137 per oz sold) write-down of inventories to net realizable value (“NRV”), respectively, driven by the impact of continued elevated costs and lower gold grades associated with the Los Filos uncrushed ore leach pad. By comparison, for the three and nine months ended September 30, 2022, AISC was impacted by a $26.7 million ($1,177 per oz sold) and $43.1 million ($464 per oz sold) write-down of inventories to NRV, respectively, driven by the higher average strip ratio, lower than expected ore grade from Guadalupe open pit and inflationary pressures on consumables.
Sustaining capital expenditures for the three and nine months ended September 30, 2023 were $7.9 million and $17.7 million, respectively, primarily related to Guadalupe and Los Filos open pit capitalized stripping and Los Filos underground development. Non-sustaining expenditures for the three and nine months ended September 30, 2023 were $0.2 million and $0.5 million. The significant decrease compared to non-sustaining expenditures of $9.0 million and $38.6 million for the three and nine months ended September 30, 2022 primarily relates to capitalized stripping in the Los Filos open pit, Bermejal underground development costs and equipment rebuilds that occurred during Q3 2022 but did not recur in Q3 2023.
Exploration and development
Exploration drilling at Los Filos commenced in Q3 2023 as planned and included 2,396 m of infill core drilling. The 2023 program is focused on the Los Filos open pit area and specifically on the potential conversion of inferred resource material within the short-term mine plan. Exploration expenditures at Los Filos for the three and nine months ended September 30, 2023 were $1.1 million and $2.0 million, respectively.
Outlook
Los Filos production guidance for 2023 is 160,000 to 180,000 ounces of gold, with cash costs of $1,460 to $1,620 per oz with AISC of $1,680 to $1,865 per oz. While production has been lower than expected in the first half of the year due to recovery delays, as discussed above, recovery of ounces built up in inventory is expected to accelerate during Q4 2023.
Primary ore sources for 2023 are the Guadalupe, Bermejal and Los Filos open pits and the Los Filos North underground, with 80% of 2023 gold production coming from ore sourced from the open pits. Bermejal underground mining was suspended in February 2023 to defer development capital until Greenstone construction is complete, and to allow time to work on plans to improve productivity and reduce costs.
Budgeted 2023 sustaining expenditures at Los Filos of $40 million include $12 million for Guadalupe open-pit stripping, $12 million for Los Filos North underground development, $10 million of open pit and underground mine equipment refurbishments and replacements, and $3 million for exploration. There were no non-sustaining expenditures budgeted for Los Filos in 2023.
On May 8, 2023, Mexico enacted comprehensive changes to its mining laws. The new legislation shortens concession life, tightens rules relating to water, requires engagement in indigenous and community consultation prior to concession approval, limits the ability of mining companies to expropriate privately-owned property necessary for mining operations, and requires sharing of at least 5% of profits to local communities, amongst other changes. Regulations in connection with the new legislation remain pending. The Company is assessing the impact of the new legislation on its operations in Mexico, including the treatment of current concessions issued under previous legislation.
The Company is advancing plans for an expansion at Los Filos, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. Aurizona commenced production in July 2019 and mining is currently from the Piaba and Piaba East open pits with ore being processed in a CIL process plant. The Company is advancing permitting, exploration and studies related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three and nine months ended September 30, 2023

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Ore mined	kt	1,158	701	940	2,297	1,992
Waste mined	kt	7,992	3,953	5,650	15,457	13,555
Open pit strip ratio	w:o	6.90	5.64	6.01	6.73	6.81
Tonnes processed	kt	880	831	827	2,579	2,397
Average gold grade processed	g/t	1.27	1.19	1.10	1.15	0.97
Recovery	%	89.2	91.0	91.3	90.3	91.5
Gold produced	oz	32,185	28,537	25,709	86,522	68,558
Gold sold	oz	31,247	28,740	25,507	86,525	69,037
Financial data
Revenue	M$	60.2	56.7	43.9	167.4	125.7
Cash costs(1)	M$	31.0	34.8	25.7	97.6	81.1
Sustaining capital(1)	M$	14.8	4.3	11.5	30.0	26.5
Sustaining lease payments	M$	0.5	0.5	0.2	1.4	0.7
Reclamation expenses	M$	0.4	0.3	0.3	1.0	0.8
Total AISC(1)	M$	46.7	39.9	37.7	130.0	109.1
AISC contribution margin(1)	M$	13.6	16.8	6.2	37.5	16.6
Non-sustaining expenditures	M$	1.9	1.9	2.1	4.9	3.9
Mine-site free cash flow(1)	M$	11.7	14.9	4.1	32.6	12.7
Unit analysis
Realized gold price per oz sold	$/oz	1,926	1,973	1,719	1,934	1,819
Cash costs per oz sold(1)	$/oz	991	1,211	1,006	1,128	1,174
AISC per oz sold(1)	$/oz	1,492	1,390	1,476	1,502	1,579
Mining cost per tonne mined	$/t	2.78	3.61	2.41	3.11	2.53
Processing cost per tonne processed	$/t	11.63	12.47	11.37	12.10	12.25
G&A cost per tonne processed	$/t	5.84	4.43	3.64	5.11	4.32
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2023 Analysis
Production
In Q3 2023, ounces produced were 25% higher at a 1% higher AISC compared to Q3 2022. For the nine months ended September 30, 2023, ounces produced were 26% higher at a 5% lower AISC compared to the comparative period in 2022. In Q3 2023, ounces sold were 23% higher and the average realized gold price was 12% higher compared to Q3 2022. For the nine months ended September 30, 2023, ounces sold were 25% higher and the average realized gold price was 6% higher compared to the comparative period in 2022.
Production was higher in the three and nine months ended September 30, 2023 compared to the same periods in 2022 due to better access to higher-grade ore benches of the main pit and increased ore processed. An additional mining contractor was engaged during Q1 2023 to increase mining volumes during the rainy season and help build ore stockpiles in preparation for the next rainy season.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
Mining unit costs were higher in the three and nine months ended September 30, 2023 compared to the same periods in 2022 primarily due to the impact of a contract renewal with the current mining contractor. In addition, a second haul truck contractor with smaller trucks was engaged in 2023 to keep waste moving during the rainy season, which has also increased average mining unit costs. Processing unit costs were higher in Q3 2023 compared to Q3 2022 due to increased cyanide consumption, but were lower for the nine months ended September 30, 2023 compared to the same period in 2022 reflecting higher volumes of ore processed in 2023.
AISC per oz sold in Q3 2023 was in line with Q3 2022 and approximately 5% lower for the nine months ended September 30, 2023 compared to the same period in 2022, reflecting lower cash costs per oz sold as higher gold ounces sold offset higher mining unit costs and higher sustaining capital spend.
Sustaining capital expenditures for the three and nine months ended September 30, 2023 were $14.8 million and $30.0 million, respectively, primarily related to capitalized stripping and construction of a new tailings storage facility (“TSF”). Non-sustaining expenditures for the three and nine months ended September 30, 2023 were $1.9 million and $4.9 million, respectively, primarily related to engineering studies for the portal and decline for underground development and drilling.
Exploration and development
Exploration drilling activities restarted in July 2023, with the primary focus being resource delineation of the western extension of the Tatajuba deposit that was discovered in 2022, as well as continued testing of high potential regional targets. A total of 1,840 m of RC drilling and 258 m of core drilling was completed at and proximal to the Tatajuba deposit. Regional exploration included a total of 1,996 m of RC and 1,214 m of core drilling. Drilling in Q1 2023 included 1,598 m of RC drilling focused on the main Piaba Trend, in areas between the Piaba and Tatajuba deposits, for both exploration and engineering purposes. Exploration expenditures at Aurizona for the three and nine months ended September 30, 2023 were $1.0 million and $2.6 million, respectively.
Outlook
Aurizona production guidance for 2023 is 120,000 to 130,000 ounces of gold, with cash costs of $1,065 to $1,130 per oz and AISC of $1,410 to $1,500 per oz.
Budgeted 2023 sustaining expenditures at Aurizona of $45 million include $18 million in capitalized stripping and $15 million for TSF expansions. Sustaining expenditures also include $1 million to complete installation of a pebble crusher, which is expected to help maintain plant processing capacity as the proportion of fresh rock in the ore feed increases.
Budgeted non-sustaining expenditures at Aurizona of $6 million in 2023 primarily relate to land acquisitions and exploration.
The Company is advancing plans for an expansion at Aurizona, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation since 1984. Fazenda is primarily an underground operation complemented with production from several small open pits.
Operating and financial results for the three and nine months ended September 30, 2023

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Ore mined - open pit	kt	151	163	145	435	368
Waste mined - open pit	kt	1,134	1,489	712	4,179	2,207
Open pit strip ratio	w:o	7.49	9.16	4.90	9.60	6.00
Average open pit gold grade	g/t	1.30	1.47	1.46	1.42	1.50
Ore mined - underground	kt	212	188	290	592	768
Average underground gold grade	g/t	1.93	1.58	1.42	1.74	1.36
Ore mined - total	kt	363	350	436	1,028	1,136
Tonnes processed	kt	364	359	375	1,060	1,043
Average gold grade processed	g/t	1.67	1.51	1.56	1.59	1.49
Recovery	%	90.3	89.6	91.3	90.3	91.1
Gold produced	oz	17,503	15,479	17,234	48,667	45,337
Gold sold	oz	17,434	15,401	17,057	48,847	45,367
Financial data
Revenue	M$	33.5	30.2	29.0	93.8	81.6
Cash costs(1)	M$	21.6	20.0	18.0	60.0	49.1
Sustaining capital(1)	M$	2.7	2.3	2.1	6.7	8.4
Sustaining lease payments	M$	0.4	0.4	0.1	1.1	0.4
Reclamation expenses	M$	0.2	0.2	0.3	0.5	1.5
Total AISC(1)	M$	24.9	22.9	20.5	68.3	59.4
AISC contribution margin(1)	M$	8.5	7.3	8.4	25.4	22.3
Non-sustaining expenditures	M$	3.4	3.2	1.6	8.1	2.6
Mine-site free cash flow(1)	M$	5.1	4.1	6.8	17.3	19.7
Unit analysis
Realized gold price per oz sold	$/oz	1,916	1,958	1,695	1,916	1,797
Cash costs per oz sold(1)	$/oz	1,239	1,296	1,055	1,229	1,082
AISC per oz sold(1)	$/oz	1,431	1,487	1,207	1,399	1,308
Mining cost per tonne mined - open pit	$/t	2.78	2.43	2.28	2.46	2.02
Mining cost per tonne mined - underground	$/t	34.30	34.31	25.39	33.34	25.99
Processing cost per tonne processed	$/t	15.07	14.64	12.32	14.65	13.81
G&A cost per tonne processed	$/t	6.31	6.22	4.97	6.43	5.06
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2023 Analysis
Production
In Q3 2023, ounces produced were 2% higher at a 19% higher AISC compared to Q3 2022. For the nine months ended September 30, 2023, ounces produced were 7% higher at a 7% higher AISC compared to the same period in 2022. In Q3 2023, ounces sold were 2% higher and the average realized gold price was 13% higher compared to Q3 2022. For the nine months ended September 30, 2023, ounces sold were 8% higher and the average realized gold price was 7% higher compared to the same period in 2022.
Production increased in the three and nine months ended September 30, 2023 compared to the same periods in 2022 primarily due to an increase in the average underground gold grade.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
Open pit mining unit costs were higher in the three and nine months ended September 30, 2023 compared to the same periods in 2022 due to an annual contract adjustment with the mining contractor. Underground mining unit costs were higher in the three and nine months ended September 30, 2023 compared to the same periods in 2022 as a result of increased vehicle maintenance costs and fewer underground tonnes mined, resulting in an increase in fixed costs on a per unit basis. Processing unit costs were higher in the three and nine months ended September 30, 2023 compared to the same periods in 2022, primarily due to conveyor belt maintenance and labour cost increases.
AISC per oz sold were higher for the three and nine months ended September 30, 2023 compared to comparative periods in 2022 primarily due to higher cash cost per oz, which was driven by higher mining and processing unit costs.
Sustaining capital expenditures for the three and nine months ended September 30, 2023 were $2.7 million and $6.7 million, respectively, primarily related to underground development and capitalized stripping. Non-sustaining expenditures for the three and nine months ended September 30, 2023 were $3.4 million and $8.1 million, respectively, primarily related to exploration drilling.

Exploration and development
During the Quarter, the Company drilled 16,115 m of core focusing on Mineral Reserve replacement in the immediate underground mine area, bringing the year-to-date total to 39,394 m. An additional 11,270 m of RC drilling was completed by the end of Q2 2023, including 7,080 m on the Canto 2, Canto West and PPQ Gap brownfield targets and 4,190 m on the greenfield Barrocas SW target, which completed the planned surface exploration program for 2023. Exploration expenditures at Fazenda for the three and nine months ended September 30, 2023 were $2.7 million and $6.6 million, respectively.
Outlook
Fazenda’s production guidance for 2023 is 60,000 to 65,000 ounces of gold, with cash costs of $1,170 to $1,210 per oz and AISC of $1,390 to $1,430 per oz.
Budgeted 2023 sustaining expenditures at Fazenda of $14 million primarily relate to $3 million for underground development, $2 million for open-pit waste stripping, $4 million for a TSF raise, and $3 million for fleet and plant refurbishment. Non-sustaining expenditures of $12 million include $3 million for underground development and $4 million for exploration.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three and nine months ended September 30, 2023

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Ore mined	kt	482	469	14	1,154	240
Waste mined	kt	2,492	2,472	229	7,307	8,512
Open pit strip ratio	w:o	5.17	5.27	16.65	6.33	35.50
Ore rehandled	kt	246	226	800	658	1,526
Tonnes processed	kt	665	654	731	1,716	1,644
Average gold grade processed	g/t	0.88	0.73	0.52	0.74	0.50
Recovery	%	84.8	88.0	86.5	86.8	86.8
Gold produced	oz	16,327	12,951	10,321	35,620	24,068
Gold sold	oz	15,987	12,904	10,231	34,915	24,217
Financial data
Revenue	M$	30.9	25.4	17.5	67.7	43.8
Cash costs(1)	M$	18.2	16.0	13.1	43.6	36.8
Sustaining capital(1)	M$	3.7	1.3	3.2	7.9	4.7
Sustaining lease payments	M$	2.5	2.5	—	7.0	0.1
Reclamation expenses	M$	0.2	0.2	0.2	0.6	0.5
Total AISC(1)	M$	24.6	20.0	16.5	59.1	42.1
AISC contribution margin(1)	M$	6.1	5.4	1.0	8.7	1.6
Care and maintenance	M$	—	—	2.3	1.0	6.9
Non-sustaining expenditures	M$	—	—	0.1	—	22.7
Mine-site free cash flow(1)	M$	6.1	5.4	(1.4)	7.7	(28.0)
Unit analysis
Realized gold price per oz sold	$/oz	1,920	1,956	1,707	1,930	1,800
Cash costs per oz sold(1)	$/oz	1,140	1,239	1,281	1,249	1,520
AISC per oz sold(1)	$/oz	1,547	1,553	1,617	1,691	1,743
Mining cost per tonne mined	$/t	2.31	2.12	2.47	2.10	2.79
Processing cost per tonne processed	$/t	11.77	11.39	10.63	12.18	13.88
G&A cost per tonne processed	$/t	2.83	2.34	2.14	3.24	3.24
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2023 Analysis
Production
In Q3 2023, ounces produced were 58% higher at a 4% lower AISC compared to Q3 2022. For the nine months ended September 30, 2023, ounces produced were 48% higher at a 3% lower AISC compared to the same period in 2022. In Q3 2023, ounces sold were 56% higher and the average realized gold price was 13% higher compared to Q3 2022. For the nine months ended September 30, 2023, ounces sold were 44% higher and the average realized gold price was 7% higher compared to the same period in 2022.
During Q3 2023 RDM achieved its highest quarterly gold production since Q4 2020. The increase in production was driven by higher grades from the mining of in-situ ore, and reduced reliance on rehandling low-grade ore stockpiles. Production increased for the three and nine months ended September 30, 2023 compared to the same periods in 2022 as production in Q2 2022 was negatively impacted by limited access to high-grade ore in the pit due to the impact of pumping water from the TSF to the open pit to comply with regulatory requirements, and the temporary suspension of operations in mid-May 2022 as the result of a delay in receipt of permits for a scheduled TSF raise.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
Mining unit costs were lower for the three and nine months ended September 30, 2023 compared to the same periods in 2022 due to the impact of changing from contract mining in 2022 to owner mining in 2023. Processing unit costs were higher for Q3 2023 compared to Q3 2022 due to maintenance timing, and lower for the nine months ended September 30, 2023 compared to the same period in 2022 mainly due to lower power costs.
AISC per oz sold was lower for the three and nine months ended September 30, 2023 compared to the same periods in 2022 primarily due to the suspension of operations in 2022, resulting in less in-situ ore mined.
Exploration and development
No exploration drilling occurred at RDM during the Quarter and none is planned for 2023.
Sustaining capital expenditures for the three and nine months ended September 30, 2023 were $3.7 million and $7.9 million, respectively, primarily related to TSF maintenance and capitalized stripping. Non-sustaining expenditures for the three and nine months ended September 30, 2023 were nil.
Outlook
RDM production guidance for 2023 is 50,000 to 60,000 ounces of gold, with cash costs of $1,460 to $1,620 per oz and AISC of $1,685 to $1,870 per oz.
Budgeted 2023 sustaining expenditures at RDM of $13 million include $8 million for a TSF raise and $3 million for capitalized stripping. There are no non-sustaining expenditures forecast for RDM in 2023.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is an open pit gold mine located in Bahia State, Brazil. Santa Luz poured first gold on March 30, 2022 and achieved commercial production effective October 1, 2022.
Operating and financial results for the three and nine months ended September 30, 2023

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Ore mined	kt	398	488	731	1,648	909
Waste mined	kt	1,535	2,375	5,349	6,980	12,434
Open pit strip ratio	w:o	3.86	4.87	7.32	4.24	13.68
Tonnes processed	kt	618	513	533	1,665	883
Average gold grade processed	g/t	1.26	1.33	1.41	1.28	1.29
Recovery	%	66.9	67.1	71.2	65.6	71.0
Gold produced	oz	15,332	15,321	17,184	45,138	22,945
Gold sold	oz	15,459	14,856	17,756	44,564	22,945
Financial data
Revenue	M$	29.7	29.2	30.4	85.9	40.0
Cash costs(1)(2)	M$	25.4	22.0	22.3	69.9	29.3
Sustaining capital(1)	M$	2.5	1.4	—	3.9	—
Sustaining lease payments	M$	0.2	0.1	—	0.3	—
Reclamation expenses	M$	0.3	0.3	0.1	0.8	0.2
Total AISC(1)	M$	28.4	23.8	22.4	74.9	29.5
AISC contribution margin(1)	M$	1.4	5.6	8.1	11.0	10.5
Care and maintenance	M$	—	—	0.6	—	0.6
Non-sustaining expenditures	M$	0.8	1.2	11.6	2.4	55.2
Mine-site free cash flow(1)(2)	M$	0.6	4.4	(4.1)	8.6	(45.3)
Unit analysis
Realized gold price per oz sold	$/oz	1,919	1,963	1,712	1,925	1,739
Cash costs per oz sold(1)	$/oz	1,644	1,480	1,254	1,569	1,277
AISC per oz sold(1)	$/oz	1,834	1,592	1,259	1,682	1,287
Mining cost per tonne mined	$/t	4.04	2.72	1.37	3.20	0.91
Processing cost per tonne processed	$/t	20.63	23.03	24.56	23.13	20.31
G&A cost per tonne processed	$/t	3.96	4.71	2.06	4.81	2.52
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
Q3 2023 Analysis
Production
In Q3 2023, ounces produced were in line with Q2 2023 at a 15% higher AISC. In Q3 2023, ounces sold were 4% higher and the average realized gold price was 2% lower compared to Q2 2023.
Production in Q3 2023 was in line with Q2 2023. Santa Luz uses a resin-in-leach process plant to address the high total organic carbon content of the ore. The team continues to build upon its experience to efficiently operate and improve recoveries in the plant and has successfully achieved higher overall recoveries than realized by previous operators using a carbon-in-leach process. In Q3 2023 recoveries were in line with Q2 2023. Additional process optimizations are underway with the objective of increasing recoveries.
Mining unit costs were higher in Q3 2023 compared to Q2 2023 due to an increase in haul distances as mine sequencing is currently focused on lower benches in the pit, as well as due to additional work by the mining contractor that was not directly related to moving tonnes for mill feed. Processing unit costs in Q3 2023 were lower than Q2 2023 as Santa Luz continues to work on optimizing recoveries and process efficiencies.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023
AISC per oz sold for Q3 2023 was higher compared to Q2 2023 due to higher mining unit costs, and higher sustaining capital expenditures.
Exploration and development
During the Quarter, an additional 1,014 m of core drilling was added to the 2023 surface exploration program at Santa Luz, bringing total drilling for the year to 7,630 m of RC drilling and 2,064 m of core drilling. Drilling focused on the near-mine Mansinha South deposit and three regional targets. Ongoing exploration activities include a regional geological mapping and prospecting campaign. Exploration expenditures at Santa Luz for the three and nine months ended September 30, 2023 were $0.8 million and $2.5 million, respectively.
Sustaining capital expenditures for the three and nine months ended September 30, 2023 were $2.5 million and $3.9 million, respectively, primarily related to a TSF raise. Non-sustaining expenditures for the three and nine months ended September 30, 2023 were $0.8 million and $2.4 million, respectively, primarily related to exploration.
Outlook
The focus at Santa Luz in 2023 is on stabilizing ore feed blend characteristics, attaining steady state plant throughput at design capacity of 2.7 million tonnes per year, and improving recoveries, with the objective of achieving recoveries of 70% or more for the second half of 2023.
Santa Luz production guidance for 2023 is 60,000 to 70,000 ounces of gold, with cash costs of $1,535 to $1,695 per oz and AISC of $1,775 to $1,950 per oz.
Budgeted 2023 sustaining expenditures at Santa Luz of $17 million include $10 million for a TSF raise and $3 million for capitalized stripping. Non-sustaining expenditures in 2023 include $2 million for exploration.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

DEVELOPMENT PROJECTS
Greenstone Project, Ontario, Canada
Greenstone is being advanced in a 60/40 partnership between Equinox Gold and Orion Mine Finance Group (“Orion”) through their respective interests in Greenstone Gold Mine GP Inc., which manages the project. The Company acquired a 50% interest in Greenstone in April 2021, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. Greenstone will be an open-pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually, with 60% attributable to Equinox Gold.
On October 27, 2021, Equinox Gold announced groundbreaking for full-scale construction of Greenstone with a construction budget of US$1,225 million (100% basis) (at a rate of USD:CAD 1.25). Construction is being funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%.
2023 Update and Outlook
During Q1 2023, the last of the plant site buildings were enclosed and heated as planned. Installation of the two ball mills commenced on schedule and most major equipment had arrived on site. Work on the TSF continued to progress and water was diverted through the new Goldfield Creek Diversion. The sewage treatment plant, potable water treatment plant, pit fuel station and site-mixed emulsion plant were released to the operations team. Three additional CAT 793F haul trucks, one Komatsu PC5500 shovel and one Komatsu D375A-8 bulldozer were commissioned during Q1 2023.
During Q2 2023, mechanical, piping and electrical teams ramped up at site. The crusher retaining wall was completed. Paving had started on the new highway realignment ahead of schedule. Demolition of the old Ministry of Transport patrol yard was completed. The natural gas pipeline to site was commissioned. The truck shop was released to the operations team and the first two pit viper 235 drill rigs and the eighth CAT 793F haul truck were commissioned.
During Q3 2023, the realigned portion of Highway 11 was transferred to the Ministry of Transportation and opened to traffic, ahead of schedule, the power plant was commissioned and select process plant areas were switched from grid power to the power plant, with full transition away from grid power on track for Q4 2023. In the process plant, both ball mills are mechanically complete, crushing, reclaim and high-pressure grinding rolls are substantially complete, the conveyors have been installed and belt installation is underway. Pre-commissioning activities in the process plant commenced during the Quarter and hydrotesting of leach tanks was underway. Work continued to advance on the TSF and the tailings and reclaim water pipeline corridor. Mine pre-production activities have been operating 24/7 since Q4 2022, with 13.6 million tonnes of material moved as of September 30, 2023. Plant operational readiness activities continued to progress on schedule, focused on hiring, procedures, systems implementation, procurement activities to support start up, and workforce training. All key operations positions are filled, with over 250 operations personnel hired to date.
At the end of Q3 2023, $1,087 million (89%) of the $1,225 million construction budget had been spent (100% basis). The Company’s share was $90 million during the Quarter, $264 million year to date and $652 million project to date, which excludes capitalized interest and other non-cash amounts capitalized. The Company capitalized interest of $13 million during the Quarter, $30 million year to date and $44 million project to date.
At September 30, 2023, the overall project was 93% complete. Detailed engineering was 100% complete, construction was 92% complete and procurement was 90% complete. Structural steel and concrete were substantially complete, mechanical installations were 92% complete, piping installations were 88% complete and electrical installations were 83% complete. The process plant was 91% complete, the TSF was 94% complete and all other site facilities were complete and had been handed over to the operations team.
The project remains on track to pour gold in the first half of 2024. Construction during Q4 2023 is expected to include the completion of site-wide mechanical, piping and electrical installations, commencement of process plant wet commissioning, and completion and handover of the TSF. The operations team expects to commission an additional six CAT 793F haul trucks, one Komatsu L-1850 loader and one pit viper 235 drill during Q4 2023. Mine pre-production activities for the ore stockpile are planned to ramp-up during Q4 2023 and plant operational readiness activities will continue.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

DEVELOPMENT PROJECTS (CONTINUED)
Los Filos Expansion, Guerrero, Mexico
2023 Update and Outlook
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion. While the economic and production estimates outlined in the feasibility study are predicated on construction of the CIL plant commencing in 2023, Equinox Gold has not made a construction decision at this time. Any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, market conditions, and availability and cost of capital. The Los Filos team is currently focused on cash flow optimization, community relations and organizational health and culture.
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of placing 12,700 tonnes per day of ROM and crushed ore on a heap leach facility. Phase 2 is expected to expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million ounces of gold over a 21-year mine life. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartile.
2023 Update and Outlook
The Company is advancing optimization work on the processing circuit and commenced work on Front End Engineering Design (“FEED”) in Q3 2023. While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management (BLM)) in March 2022. The lead agencies reviewed Plan completeness in early 2023 and the BLM requested minor Plan changes, which were resubmitted for final BLM review during the Quarter. The Company anticipates the BLM will determine the Plan complete following its review and then enter into a Memorandum of Understanding with the County and Castle Mountain to conduct an Environmental Impact Statement (“EIS”) for the Phase 2 expansion. The Company anticipates the draft EIS stage of formal environmental analysis to occur throughout 2024.
Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life to more than 10 years and increase annual production through development of a new underground mine and satellite open pit deposits. The underground mine would operate concurrently with the existing open pit until the pit is fully mined out; afterwards, the satellite open pits would be mined concurrently with the underground mine.
2023 Update and Outlook
In Q3 2023, the Company continued to advance engineering studies for the addition of an underground mine at Piaba. Initial assessments indicate the potential for a long-life underground mine at Aurizona. The Company has determined more work is warranted prior to completion of a feasibility study and is currently focused on planning for construction of a portal and underground decline in 2024 that would allow for bulk sampling and underground exploration drilling. The development would be sized to ultimately be useable as a production decline for underground operations.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had three lost-time injuries during the Quarter. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) was 0.20 per million hours worked for the 12-month rolling period (0.56 for the Quarter), compared to the target of 0.63 per million hours worked for calendar year 2023. The Company’s Total Recordable Injury Frequency Rate (“TRIFR”), which is a measure of all injuries that require the attention of medically trained personnel, was 1.28 per million hours worked for the 12-month rolling period (1.68 for the Quarter), compared to the target of 3.25 per million hours worked for calendar year 2023.
Environment
The Company’s Significant Environmental Incident Frequency Rate (“SEIFR”) was 0.34 per million hours worked for the 12-month rolling period (0.56 for the Quarter) compared to the target of 1.60 per million hours worked for calendar year 2023. There were three significant environmental incidents during the Quarter as defined by the Company’s environmental standards. During July 2023, there were three separate incidents at Castle Mountain where birds were discovered deceased on the heap leach pads. Two sonic and ultrasonic devices to deter animals were installed in mid-July and an additional six devices were installed in August; there have been no further incidents of bird mortality on the heap leach pads since July through the date of this MD&A.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
Equinox Gold seeks to engage in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. At all operations, dedicated community engagement teams seek feedback from local communities and stakeholders so that collaborative solutions to concerns can be implemented.
During the Quarter, indigenous and community engagement activities and events were held at each of the Company’s sites.
In Canada, Greenstone presented a project update and hosted a site tour for approximately 100 delegates who were attending the Matawa First Nations Annual General Meeting. Additionally, Greenstone participated in three different First Nations traditional powwow events and had more than 1,300 visitors to its information table, and also participated in Central Canada’s Resources Expo, providing an opportunity for the operations team to engage with job seekers as well as existing and potential suppliers and contractors. All of these engagement activities were undertaken to foster relationships and potential collaborations within the industry.
In Brazil, all sites continued the implementation of community programs that support education, sports, culture and skills training and also launched VoluntEQX, a program that encourages and supports the Company’s Brazil employees to volunteer in local communities. At Aurizona, the site supported maintenance of the municipality’s landfill and launched skills development programs for personal computer skills and electrical maintenance. The site also held a dental services campaign for community members. To raise health and safety awareness, Fazenda held an oral health campaign in the Barrocas municipality and a cyanide emergency simulation was carried out at the Canto community so community members could understand how the site would handle an emergency. RDM organized a tailings dam safety workshop and also donated food supplies and recycling bins to local communities. Santa Luz hosted its first ESG forum on site and participated in the 5th Annual Bahia Mining Seminar. The site also organized an ecological hike for employees, initiated the Young Environmental Agents program and donated tree seedlings to the local Agricultural and Environmental Secretary.
In Mexico, Los Filos continued with construction of the new Carrizalillo health care center with a local contractor and supported construction of a sports facility in Xochipala together with the Eduardo Neri municipality.
In the USA, Castle Mountain held a meeting with local authorities to provide a project update and answer questions about current and Phase 2 operations.
ESG Reporting
Equinox Gold continues to publish select Health & Safety and Environmental data quarterly in the Responsible Mining section of the Company’s website.
During the Quarter, the Company successfully submitted climate change data to the Carbon Disclosure Project, as well as ESG data to the S&P Global Corporate Sustainability Assessment. Both assessment scores are expected to be published in early 2024. The Company also launched its 2023 ESG Reporting cycle, which includes increasing the automation of site-level data collection and a double materiality assessment. Through this assessment, which is aligned with the Company’s Enterprise Risk Management methodology, Equinox Gold aims to identify and prioritize the most significant ESG issues according to the likelihood and severity of their potential impacts on the Company’s financial value, as well as their impacts on the economy, the environment and on society.
In July 2023, the Company published its inaugural 2022 Water Stewardship Report, which is aligned with the International Council on Mining and Metals Water Stewardship Framework. The report outlines the Company’s strategy to conserve freshwater, minimize impacts on water sources, maximize water reuse, and adhere to industry best practice.
In May 2023, the Company published its 2022 ESG Report and data tables in line with the reporting frameworks of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). Spanish and Portuguese versions of this report are also available on the Company’s website.
In February 2023, the Company published its first Climate Action Report aligned with the Task Force on Climate-related Financial Disclosures framework, which outlines the Company’s target of achieving a 25% reduction in Scope 1 and Scope 2 greenhouse gas emissions by 2030 compared to “business-as-usual” forecast emissions in 2030 if no intervention measures were taken.

CORPORATE
Convertible Note Issuance
On September 21, 2023, the Company issued the 2023 Convertible Notes on a bought deal private placement basis. The Company received net proceeds of $165.1 million, net of transaction costs of $7.4 million. The 2023 Convertible Notes mature on October 15, 2028 and bear interest at 4.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year beginning April 15, 2024, and are convertible at $6.30 per share. On October 3, 2023, the Company repaid $166.0 million of the Revolving Facility with proceeds from the 2023 Convertible Notes.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

CORPORATE (CONTINUED)
Board of Directors Change
The Company received the resignation of Francois Bellemare effective October 31, 2023. Mr. Bellemare was the director nominee of MDC Industry Holding Company LLC (“MDCI”) under its investors rights and governance agreement with the Company dated April 11, 2019, as amended. MDCI nominated Fraz Siddiqui as its nominee and Mr. Siddiqui was appointed as a non-independent director of the Company effective October 31, 2023 to fill the vacancy created by the resignation of Mr. Bellemare.
At-the-Market Equity Offering Program
For the three months ended September 30, 2023, the Company did not issue any common shares under its at-the-market equity offering program (“ATM Program”). For the nine months ended September 30, 2023, the Company issued 4,369,615 common shares under the ATM Program at a weighted average share price of $3.88 per common share for total gross proceeds of $16.9 million. The Company may sell up to $100 million of its common shares under the ATM Program, of which $75 million remains available for issuance at September 30, 2023.
Gold Prepay and Gold Purchase and Sale Arrangements
On March 24, 2023, the Company entered into a gold sale prepay arrangement (the “Gold Prepay”) with a syndicate of its existing lenders whereby the Company received net proceeds of $139.5 million in exchange for delivering 3,605 ounces of gold per month from October 2024 through July 2026 (the “Delivery Period”) for a total of 79,310 ounces. On June 23, 2023, the Company entered into an additional gold sale prepay transaction with an existing lender whereby the Company received an upfront cash prepayment of $9.9 million in exchange for delivering to the lender 263.5 ounces of gold per month during the Delivery Period for a total of 5,797 ounces. These transactions are referred to collectively as the “Gold Prepay Transactions”. Gold deliveries can be settled by production from any of the Company’s operating mines and the Gold Prepay Transactions can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.
Of the total cash prepayments of $150.0 million, $90.1 million was made on a fixed price basis of $2,170 per ounce of gold. The remaining $59.9 million of cash prepayments was made on a spot price basis, whereby if the spot price on delivery of the gold ounces exceeds or is less than $2,170 per ounce with respect to $50.0 million of the prepayments and $2,109 per ounce with respect to $9.9 million of the prepayments (the “Fixed Amount”), the Company will receive or pay in cash the difference between the spot price and the Fixed Amount, respectively, with a corresponding adjustment to revenue when the gold is delivered. On March 24, 2023 and June 23, 2023, concurrent with execution of the Gold Prepay Transactions, the Company entered into financial swap agreements for gold bullion whereby the Company will receive $2,170 and $2,109 per ounce in exchange for paying the spot price for 1,290.25 and 263.5 ounces per month, respectively, from October 2024 to July 2026.
On October 31, 2023, the Company closed the Sandbox Arrangement with Sandbox Royalties Corp. (“Sandbox”) and Regal Partners Royalties A PTY Limited (“Regal” and together with Sandbox, the “Purchasers”). Under the Sandbox Arrangement, the Company received a payment of $75 million in exchange for monthly deliveries to the Purchasers equal to the greater of: a) 500 gold ounces and b) gold ounces equal to 1.8% of the monthly gold production from Greenstone (100% basis). Gold deliveries will start in November 2023 and will continue until a total of 90,000 ounces have been delivered. The Purchasers will make ongoing cash payments equal to 20% of the spot gold price for each gold ounce delivered. Gold deliveries can be from production from any of the Company’s operating mines. The Company may buy down up to 75% of the delivery obligation at the then current spot gold price, subject to adjustment for the ongoing payment and a minimum price per ounce of $2,000.
Gold Collar Contracts
During Q1 and Q2 2023, the Company entered into gold collar contracts to manage cash flow variability during the construction period of Greenstone.
On January 31, 2023, the Company entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month from February 2023 to March 2024. On April 4, 2023, the Company entered into gold collar contracts with an average put strike price of $1,950 per ounce and an average call strike price of $2,250 per ounce, for 3,050 ounces per month from April 2023 through to March 2024.
The gold contracts have not been designated as hedges and are measured at fair value, determined based on forward gold prices, at the end of each reporting period, with changes in fair value recognized in other income or expense.
i-80 Gold Unit Sale
On March 31, 2023, the Company sold 11.6 million units (“Units”) of i-80 Gold Corp. (“i-80 Gold”) at a price of C$2.76 per Unit for gross proceeds of $23.6 million (“i-80 Offering”). Each Unit consisted of one common share of i-80 Gold and one-half of one common share purchase warrant of i-80 Gold, with each whole warrant exercisable to purchase one common share of i-80 Gold at a price of C$3.45 per share for a period of 12 months closing of the i-80 Offering.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

CORPORATE (CONTINUED)
On disposition of the Company’s partial interest in i-80 Gold, the Company’s retained interest in i-80 Gold was reduced to 19.95% and reclassified from investment in associate to marketable securities measured at fair value through other comprehensive income or loss. The Company recognized a gain of $34.5 million, net of $0.8 million in transaction costs, in other income for the nine months ended September 30, 2023 on the sale of its partial interest in i-80 Gold and the reclassification of the investment to marketable securities, calculated as the difference between the fair value of the retained interest of $119.9 million and proceeds from disposition of $23.6 million, and the carrying amount of the Company’s investment in i-80 Gold on the date of disposition.
Solaris Share Sale
During Q1 2023, the Company sold its remaining 12.0 million common shares of the Company’s investment in Solaris Resources Inc. (“Solaris”) for gross proceeds of $53.4 million (C$71.8 million).
Credit Facility Amendment
On February 17, 2023, the Company entered into an amending agreement with the syndicate of lenders to amend certain of the financial covenants under its Revolving Facility. In connection with the amendment, the interest rate margins applicable to the amounts drawn on the Revolving Facility of 2.25% to 3.50%, based on the Company’s total net leverage ratio, were increased to 2.50% to 4.50%. Effective February 17, 2023, amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate plus an applicable margin of 2.50% to 4.50%, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period. On amendment, the Company recognized a modification loss of $4.3 million.

FINANCIAL RESULTS

Selected financial results for the three and nine months ended September 30, 2023 and 2022

$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenue	$284.7	$245.1	$790.4	$692.9
Cost of sales
Operating expense	(201.1)	(188.8)	(566.0)	(511.8)
Depreciation and depletion	(58.4)	(48.9)	(154.0)	(128.2)
Income from mine operations	25.2	7.4	70.4	52.9
Care and maintenance expense	—	(2.9)	(1.4)	(8.1)
Exploration and evaluation expense	(2.6)	(6.2)	(8.4)	(13.9)
General and administration expense	(14.0)	(10.9)	(36.2)	(33.8)
Income (loss) from operations	8.6	(12.6)	24.3	(2.9)
Finance expense	(15.3)	(10.3)	(42.3)	(27.9)
Finance income	3.0	1.3	9.3	3.0
Share of net income (loss) in associate	—	4.9	(17.1)	(2.6)
Other income (expense)	(2.3)	(11.3)	32.1	(62.9)
Net income (loss) before taxes	(5.9)	(28.0)	6.4	(93.4)
Income tax recovery (expense)	8.1	(2.1)	18.6	(35.3)
Net income (loss)	$2.2	$(30.1)	$25.0	$(128.6)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.01	$(0.10)	$0.08	$(0.42)
Diluted	$0.01	$(0.10)	$0.08	$(0.42)
Income from mine operations
Revenue for Q3 2023 was $284.7 million (Q3 2022 - $245.1 million) on sales of 148,231 ounces of gold (Q3 2022 - 143,032 ounces). Revenue for the nine months ended September 30, 2023 was $790.4 million (nine months ended September 30, 2022 - $692.9 million) on sales of 409,620 ounces of gold (nine months ended September 30, 2022 - 382,751 ounces). The increases in revenue of 16% and 14% for the three and nine months ended September 30, 2023 compared to the same periods in 2022 were due to higher gold ounces sold, as explained below, and increases of 12% and 7%, respectively, in the average realized gold price per ounce sold.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

FINANCIAL RESULTS (CONTINUED)
For the three and nine months ended September 30, 2023, the Company sold 4% and 7% more gold ounces compared to the same periods in 2022. The increase in gold sales was primarily due to higher production at Los Filos, Aurizona, and RDM, offset partially by lower production at Mesquite. At Los Filos, the higher production was primarily due to higher ore tonnes mined, despite the impact to recoveries and production in the Quarter as a result of solution management issues and some ore with a higher copper content, which has a longer recovery period. At Aurizona and RDM, the higher production was primarily due to higher grades and mill throughput. At Mesquite, the lower production was primarily due to mine sequencing and temporary issues with leach pad chemistry. Gold sales for the nine months ended September 30, 2023 were also impacted by higher production at Santa Luz, which achieved commercial production at the end of Q3 2022.
Operating expense in Q3 2023 was $201.1 million (Q3 2022 - $188.8 million) and for the nine months ended September 30, 2023 was $566.0 million (nine months ended September 30, 2022 - $511.8 million). Operating expense in Q3 2023 increased 7% compared to Q3 2022 primarily due to the contribution of operating expense at Santa Luz and higher operating expense at Aurizona and RDM as a result of higher production, with RDM achieving its highest quarterly gold production since Q4 2020, offset partially by lower operating expense at Mesquite as a result of lower production. Operating expense for the nine months ended September 30, 2023 increased by 11% compared to the same period in 2022 primarily due to the contribution of operating expense at Santa Luz and higher operating expense at Aurizona, mainly as a result of higher production, offset partially by no contribution of operating expense at Mercedes following its sale in April 2022 and lower operating expense at Mesquite as a result of lower production. Operating expense at Los Filos was consistent for the three and nine months ended September 30, 2023 compared to the same periods in 2022 as the impact of higher production in 2023 was substantially offset by the impact of higher stripping and consumable costs in 2022.
Depreciation and depletion in Q3 2023 was $58.4 million (Q3 2022 - $48.9 million) and for the nine months ended September 30, 2023 was $154.0 million (nine months ended September 30, 2022 - $128.2 million). The increase in depreciation and depletion for the three and nine months ended September 30, 2023 compared to the same periods in 2022 was primarily due to the contribution of depreciation and depletion at Santa Luz and higher depreciation and depletion at Aurizona due to higher sales volumes, offset partially by lower depreciation and depletion at Mesquite due to lower sales volumes. Depreciation and depletion for the nine months ended September 30, 2023 was also higher at Los Filos due to higher sales volumes.
General and administration
General and administration expense in Q3 2023 was $14.0 million (Q3 2022 - $10.9 million) and for the nine months ended September 30, 2023 was $36.2 million (nine months ended September 30, 2022 - $33.8 million). The increase for the three and nine months ended September 30, 2023 compared to the same periods in 2022 was primarily due to an increase in share-based compensation, driven by an increase in the number of units granted. For the nine months ended September 30, 2023, the increase was offset partially by a decrease in office and other expenses, driven by a decrease in insurance costs.
Finance expense
Finance expense in Q3 2023 was $15.3 million (Q3 2022 - $10.3 million) and for the nine months ended September 30, 2023 was $42.3 million (nine months ended September 30, 2022 - $27.9 million). The increase for the three and nine months ended September 30, 2023 compared to the same periods in 2022 was primarily due to an increase in both the amount drawn and interest rates on the Company’s Revolving Facility.
Share of net income (loss) in associate
Share of net income in associate in Q3 2023 was nominal (Q3 2022 - $4.9 million share of net income). For the nine months ended September 30, 2023, share of net loss in associate was $17.1 million (nine months ended September 30, 2022 - $2.6 million share of net loss). The decrease in Q3 2023 compared to Q3 2022 was primarily due to the reclassification of the Company’s investment in i-80 Gold from investment in associate to marketable securities in Q1 2023 as a result of the sale of a portion of the Company’s interest in i-80 Gold. The loss in Q3 2023 relates only to the Company’s investment in Sandbox. The increase in share of net loss for the nine months ended September 30, 2023 compared to the same period in 2022 was due to a larger net loss incurred by i-80 Gold in Q4 2022, which Equinox Gold recognized its share of in Q1 2023.
Other income (expense)
Other expense for Q3 2023 was $2.3 million (Q3 2022 - $11.3 million) and for the nine months ended September 30, 2023 was other income of $32.1 million (nine months ended September 30, 2022 - other expense of $62.9 million).

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

FINANCIAL RESULTS (CONTINUED)
The following table summarizes the significant components of other income (expense):

	Three months ended		Nine months ended
$’s in millions	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Change in fair value of foreign exchange contracts	$(6.4)	$(3.9)	$35.0	$9.0
Change in fair value of gold contracts	6.2	2.0	9.2	0.3
Change in fair value of warrants	1.6	(13.4)	(1.8)	(72.8)
Change in fair value of power purchase agreement	(0.6)	—	(7.8)	—
Gain on sale of partial interest and reclassification of investment in i-80 Gold	—	—	34.5	—
Expected credit losses and write-offs	—	(0.4)	(13.3)	—
Gain (loss) on modification of Revolving Facility	—	5.0	(4.3)	5.0
Foreign exchange gain (loss)	1.9	(0.6)	(6.1)	(3.5)
Loss on sale of Mercedes	—	—	—	(7.0)
Gain on sale of assets to Sandbox	—	—	—	8.5
Other income (expense)	(5.1)	0.1	(13.1)	(2.5)
Total other income (expense)	$(2.3)	$(11.3)	$32.1	$(62.9)
The change in fair value of foreign exchange contracts for Q3 2023 was a loss of $6.4 million (Q3 2022 - loss of $3.9 million) and for the nine months ended September 30, 2023 was a gain of $35.0 million (nine months ended September 30, 2022 - gain of $9.0 million). The higher loss recorded in Q3 2023 compared to Q3 2022 was primarily due to an increased weakening of the Brazilian Real (“BRL”) and Mexican Peso (“MXN”) compared to the USD. The higher gain recorded in the nine months ended September 30, 2023 compared to the same period in 2022 was primarily due to an increased strengthening of the BRL and MXN compared to the USD.
The change in fair value of warrants for Q3 2023 was a gain of $1.6 million (Q3 2022 - loss of $13.4 million) and for the nine months ended September 30, 2023 was a loss of $1.8 million (nine months ended September 30, 2022 - loss of $72.8 million). The variances in the change in fair value of warrants in 2023 compared to the same periods in 2022 relate primarily to the warrants the Company held to acquire shares of Solaris, all of which were exercised in March 2023. The loss for the nine months ended September 30, 2023 was driven primarily by the impact of a decrease in Solaris’ share price prior to exercising the warrants in March 2023. The loss for the three and nine months ended September 30, 2022 was driven primarily by a decrease in Solaris’ share price compared to June 30, 2022 and December 31, 2021, respectively.
The change in the fair value of power purchase agreement relates to a power purchase agreement for the delivery of 14.6 megawatts of wind power to Santa Luz at fixed prices, subject to adjustments for inflation, for 10 years, commencing January 1, 2023. Effective April 1, 2023, management determined that, based on actual consumption being lower than expected and the resulting revised estimates of expected power usage requirements at Santa Luz over the contract term, the power purchase agreement no longer met the criteria to be considered held for the purpose of the receipt of a non-financial item in accordance with Santa Luz’s usage requirements. Accordingly, the Company recognized the contract as a derivative liability measured at fair value. At September 30, 2023, the fair value of Santa Luz’s power purchase derivative liability and the total loss recognized within other income (expense) in respect of the derivative liability during the three and nine months ended September 30, 2023 was $0.6 million and $7.8 million, respectively.
Expected credit losses and write-offs for Q3 2023 was a loss of nil (Q3 2022 - loss of $0.4 million) and for the nine months ended September 30, 2023 was a loss of $13.3 million (nine months ended September 30, 2022 - nil). The expected credit losses and write-offs for the nine months ended September 30, 2023 were primarily related to the impairment and write-off of a $9.9 million receivable owing from Pilar Gold Inc. (“PGI”) for partial consideration for the sale of the Pilar Mine (“Pilar”) in 2021.
Income tax recovery (expense)
In Q3 2023, the Company recognized a tax recovery of $8.1 million (Q3 2022 - tax expense of $2.1 million) and for the nine months ended September 30, 2023 recognized a tax recovery of $18.6 million (nine months ended September 30, 2022 - tax expense of $35.3 million). The tax recovery for the three and nine months ended September 30, 2023 was primarily due to the impact of the recognition of deferred tax assets that offset the deferred tax liability arising from the 2023 Convertible Note issuance, and an inflation adjustment in Mexico, offset partially by profitable operations in the US, Brazil and Mexico. Tax recovery for the nine months ended September 30, 2023 was also impacted by the tax benefits of foreign exchange recoveries in connection with the strengthening of the BRL and MXN. The tax expense for the three and nine months ended September 30, 2022 was primarily due to the impact of sales of subsidiaries and marketable securities and profitable operations in the US and Brazil, offset by the tax benefits of foreign exchange recoveries in connection with the strengthening of the BRL and MXN, as well as operating losses and an inflation adjustment in Mexico.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

FINANCIAL RESULTS (CONTINUED)

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through September 30, 2023:

$ amounts in millions, except per share amounts	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenue	$284.7	$271.6	$234.1	$259.3
Cost of sales
Operating expense	(201.1)	(192.7)	(172.2)	(168.2)
Depreciation and depletion	(58.4)	(48.2)	(47.4)	(59.0)
Income from mine operations	25.2	30.7	14.5	32.0
Care and maintenance expense	—	(0.3)	(1.1)	(1.4)
Exploration and evaluation expense	(2.6)	(4.0)	(1.8)	(4.5)
General and administration expense	(14.0)	(12.3)	(9.9)	(12.8)
Income (loss) from operations	8.6	14.1	1.6	13.3
Finance expense	(15.3)	(14.3)	(12.7)	(12.4)
Finance income	3.0	3.3	3.0	2.6
Share of net income (loss) in associate	—	(1.1)	(16.0)	(3.6)
Other income (expense)	(2.3)	2.6	31.9	(4.9)
Net income (loss) before taxes	(5.9)	4.5	7.8	(5.0)
Income tax recovery (expense)	8.1	0.8	9.6	27.6
Net income (loss)	$2.2	$5.4	$17.4	$22.6
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.01	$0.02	$0.06	$0.07
Diluted	$0.01	$0.02	$0.05	$0.07

	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Revenue	$245.1	$224.6	$223.2	$381.2
Cost of sales
Operating expense	(188.8)	(170.7)	(152.4)	(215.5)
Depreciation and depletion	(48.9)	(37.0)	(42.3)	(66.4)
Income from mine operations	7.4	17.0	28.5	99.4
Care and maintenance expense	(2.9)	(4.7)	(0.4)	(0.1)
Exploration and evaluation expense	(6.2)	(4.5)	(3.2)	(2.9)
General and administration expense	(10.9)	(11.1)	(11.8)	(17.3)
Income (loss) from operations	(12.6)	(3.3)	13.1	79.0
Finance expense	(10.3)	(8.2)	(9.4)	(10.3)
Finance income	1.3	0.9	0.8	1.1
Share of net income (loss) in associate	4.9	(5.9)	(1.6)	8.3
Other income (expense)	(11.3)	(32.7)	(19.0)	10.1
Net income (loss) before taxes	(28.0)	(49.2)	(16.1)	88.2
Income tax recovery (expense)	(2.1)	(29.5)	(3.7)	20.8
Net income (loss)	$(30.1)	$(78.7)	$(19.8)	$109.0
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$(0.10)	$(0.26)	$(0.07)	$0.37
Diluted	$(0.10)	$(0.26)	$(0.07)	$0.32

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

LIQUIDITY AND CAPITAL RESOURCES
Liquidity Risk
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company’s exposures to financial risks and the Company’s objectives, policies and processes for managing those risks are described in note 32 to the Company’s consolidated financial statements for the year ended December 31, 2022. There were no significant changes to the Company's exposures to financial risks or to the Company's management of its exposures during the three and nine months ended September 30, 2023 except as noted below.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. At September 30, 2023, the Company had financial, operating and capital commitments of $582.0 million that require settlement within the next twelve months. At September 30, 2023, the Company had cash and cash equivalents of $356.7 million. The Company has a $700 million Revolving Facility available for general corporate purposes. On August 1, 2023, the Company drew $127.0 million on its Revolving Facility and on September 21, 2023, the Company issued $172.5 million the 2023 Convertible Notes on a bought deal private placement basis. The Company received net proceeds from the issuance of the 2023 Convertible Notes of $165.1 million, net of transaction costs of $7.4 million. At September 30, 2023, the Revolving Facility was fully drawn. On October 3, 2023, the Company repaid $166.0 million of the Revolving Facility with proceeds from the 2023 Convertible Notes.
The Company's objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after taking into account the Company's holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans.
The Company also manages its liquidity risk by managing its capital structure. The Company's primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company makes adjustments to its capital structure as necessary in light of current economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets.
Working capital
Cash and cash equivalents at September 30, 2023 were $356.7 million (December 31, 2022 - $200.8 million) and net working capital was $510.0 million (December 31, 2022 - $383.4 million). The increase in working capital compared to December 31, 2022 is primarily due to increases in cash and cash equivalents, inventories, and marketable securities, offset partially by an increase in the current portion of loans and borrowings. The significant components of working capital are described below.
Current inventories at September 30, 2023 were $347.9 million (December 31, 2022 - $265.1 million). The increase was mainly due to an increase in heap leach inventories at Los Filos driven by a 21% increase in ounces on the leach pad and a 21% increase in cost per ounce on the leach pad, and an increase in stockpile inventories at Santa Luz.
Marketable securities at September 30, 2023 were $80.7 million (December 31, 2022 - $36.9 million). The increase was primarily due to an increase of $119.9 million related to the reclassification of the Company’s investment in i-80 Gold from investment in associate to marketable securities following the partial sale of the Company’s interest in i-80 Gold at the end of March 2023. Partially offsetting the increase was a $47.1 million decrease in the fair value of the Company’s investment in i-80 Gold from the date of the reclassification of the investment to marketable securities to September 30, 2023, as well as a decrease of $21.6 million related to the sale of the Company’s remaining investment in Solaris in Q1 2023.
Trade and other receivables at September 30, 2023 were $75.8 million (December 31, 2022 - $76.1 million) and were mainly composed of $5.3 million of trade receivables from gold sales (December 31, 2022 - $8.2 million), $50.9 million of value-added taxes (“VAT”) receivable (December 31, 2022 - $36.7 million), $1.7 million of receivables from asset sales (December 31, 2022 - $15.3 million) and income tax receivables of $11.6 million (December 31, 2022 - $13.2 million). The increase in VAT receivable primarily relates to an increase in sales tax receivable at Greenstone. The decrease in receivables from asset sales primarily relates to the write-off of a $9.9 million receivable owing from PGI for partial consideration for the sale of Pilar in 2021.
Current liabilities at September 30, 2023 were $401.1 million (December 31, 2022 - $271.7 million). The increase was primarily due to reclassifying $137.7 million related to the Company’s 2019 convertible notes, which mature in April 2024, from non-current liabilities to current liabilities. Partially offsetting the increase was a $19.8 million decrease in accounts payable and accrued liabilities.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Cash flow
Cash provided by operating activities in Q3 2023 was $69.3 million (Q3 2022 - $54.2 million) and for the nine months ended September 30, 2023 was $232.6 million (nine months ended September 30, 2022 - $10.9 million). The increase in cash provided by operating activities in Q3 2023 compared to Q3 2022 was primarily due to higher income from mine operations. The increase in cash provided by operating activities for the nine months ended September 30, 2023 compared to the same period in 2022 was primarily due to net cash payments of $149.4 million received in connection with the gold prepay arrangements entered into in March and June 2023, in addition to higher income from mine operations.
Cash used in investing activities in Q3 2023 was $150.8 million (Q3 2022 - $151.7 million) and for the nine months ended September 30, 2023 was $319.2 million (nine months ended September 30, 2022 - $334.1 million). For the three and nine months ended September 30, 2023, the Company spent $147.6 million and $386.3 million, respectively, on capital expenditures (Q3 2022 - $151.5 million; nine months ended September 30, 2022 - $417.6 million). The decrease in capital expenditures for the three and nine months ended September 30, 2023 compared to the same periods in 2022 was primarily due to lower capital spending at Santa Luz as the mine completed construction and commenced commercial production at the end of Q3 2022, and lower capital spending at Los Filos, driven by reduced capitalized stripping in the Los Filos open pit and the suspension of Bermejal underground development. In Q3 2023, capital expenditures at Greenstone were lower compared to Q3 2022, but were higher for the nine months ended September 30, 2023 compared to the same period in 2022 as construction work ramped up in 2023. Capital expenditures at Greenstone for the three and nine months ended September 30, 2023 were $88.7 million and $265.8 million excluding capitalized interest of $12.7 million and $30.0 million, respectively (Q3 2022 - $107.1 million excluding capitalized interest of $3.6 million; nine months ended September 30, 2022 - $230.3 million excluding capitalized interest of $7.3 million). For the nine months ended September 30, 2023, the Company received $53.4 million (nine months ended September 30, 2022 - $40.1 million) related to the disposition of Solaris shares and $22.8 million (nine months ended September 30, 2022 - nil) related to the sale of a partial interest in i-80 Gold. In Q2 2022, the Company received $53.2 million related to the sale of Mercedes.
Cash provided by financing activities in Q3 2023 was $264.6 million (Q3 2022 - $82.0 million) and for the nine months ended September 30, 2023 was $241.0 million (nine months ended September 30, 2022 - $156.9 million). For the three and nine months ended September 30, 2023, the Company drew $127.0 million and $253.7 million, respectively, on its Revolving Facility (Q3 2022 - $99.8 million; nine months ended September 30, 2022 - $199.8 million). For the three and nine months ended September 30, 2023, the Company received proceeds from the issuance of convertible notes of $172.5 million (three and nine months ended September 30, 2022 - nil). For the three and nine months ended September 30, 2023, the Company repaid principal and interest of $18.5 million and $175.8 million, respectively (Q3 2022 - $9.2 million; nine months ended September 30, 2022 - $34.4 million), and made lease payments of $9.1 million and $26.6 million, respectively (Q3 2022 - $5.5 million; nine months ended September 30, 2022 - $16.9 million).
Corporate Investments
At September 30, 2023, the Company’s corporate investments included the following:
•50.2 million shares of i-80 Gold (TSX: IAU), representing approximately 17.2% of i-80 Gold on a basic basis
•58.1 million shares of Sandbox (not currently listed), representing approximately 34.4% of Sandbox on a basic basis
•25.4 million shares of Bear Creek (TSX: BCM), representing approximately 14.8% of Bear Creek on a basic basis
•8.1 million shares of Inca One (TSX: IO), representing approximately 19.95% of Inca One on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 312,980,933 shares issued and outstanding, 1,155,194 shares issuable under stock options and 6,861,543 shares issuable under RSU. The Company also has 71,839,167 shares potentially issuable on conversion of Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 392,836,837.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at September 30, 2023:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Accounts payable and accrued liabilities	$210,069	$—	$—	$—	$—	$—	$210,069
Loans and borrowings(1)(2)	224,450	220,018	764,279	8,308	8,330	176,665	1,402,050
Derivative liabilities	340	—	—	—	—	—	340
Lease liabilities(2)	30,699	11,186	5,366	4,728	1,557	—	53,536
Other financial liabilities(2)	9,452	4,452	4,452	4,399	4,239	1,573	28,567
Reclamation and closure costs(2)	3,093	2,367	5,934	16,782	21,218	135,040	184,434
Purchase commitments(2)	87,336	10,727	8,243	7,193	6,971	35,904	156,374
Other operating commitments(2)	16,591	33,885	18,254	18,984	19,743	30,275	137,732
Total	$582,030	$282,635	$806,528	$60,394	$62,058	$379,457	$2,173,102
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
At September 30, 2023, the Company had the following outstanding matters involving contingencies:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At September 30, 2023, the Company recognized a provision of $8.4 million (December 31, 2022 - $9.2 million) for legal matters which is included in other non-current liabilities.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at September 30, 2023 totaling $10.2 million (December 31, 2022 - $9.7 million). In addition to the fines, public civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

RELATED PARTY TRANSACTIONS
The Company's related parties include its subsidiaries, associate, joint operation and key management personnel. The Company's key management personnel is comprised of executive and non-executive directors and members of executive management. There were no significant related party transactions during the three and nine months ended September 30, 2023.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver by-product credits. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.
Prior to Q2 2023, the Company’s calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company’s financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

NON-IFRS MEASURES (CONTINUED)
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Nine months ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Gold ounces sold	148,231	138,094	143,032	409,620	382,751
Santa Luz gold ounces sold(1)	—	—	(17,756)	—	(22,945)
Adjusted gold ounces sold	148,231	138,094	125,276	409,620	359,806
Operating expense	$201.1	$192.7	$188.8	$566.0	$511.8
Silver by-product credits	(0.6)	(0.7)	(0.4)	(1.6)	(2.5)
Fair value adjustment on acquired inventories	1.6	(4.1)	8.1	(8.5)	9.7
Santa Luz operating expense(1)	—	—	(22.3)	—	(29.3)
Total cash costs	$202.1	$187.9	$174.2	$555.9	$489.7
Cash costs per gold oz sold	$1,363	$1,361	$1,391	$1,357	$1,361
Total cash costs	$202.1	$187.9	$174.2	$555.9	$489.7
Sustaining capital	32.0	12.7	41.1	77.2	96.1
Sustaining lease payments	4.7	4.5	1.4	13.0	4.3
Reclamation expense	2.9	2.2	2.7	7.4	7.4
Sustaining exploration expense	—	—	—	—	1.1
Santa Luz reclamation expense(1)	—	—	(0.1)	—	(0.2)
Total AISC	$241.7	$207.4	$219.3	$653.5	$598.3
AISC per oz sold	$1,630	$1,502	$1,751	$1,595	$1,663
(1)Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

Sustaining Capital Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended			Nine months ended
$’s in millions	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Capital additions to mineral properties, plant and equipment(1)	$153.5	$131.4	$182.6	$439.4	$479.0
Less: Non-sustaining capital at operating sites	(8.4)	(4.2)	(12.4)	(17.2)	(70.4)
Less: Non-sustaining capital at development projects	(101.4)	(103.3)	(119.2)	(295.8)	(286.0)
Less: Capital expenditures - corporate	(0.2)	(0.1)	—	(0.3)	(10.2)
Less: Other non-cash additions(2)	(11.5)	(11.2)	(9.9)	(48.8)	(16.3)
Sustaining capital expenditures	$32.0	$12.7	$41.1	$77.2	$96.1
(1)Per note 5 of the condensed consolidated interim financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

NON-IFRS MEASURES (CONTINUED)
Total mine-site free cash flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Prior to Q1 2023, mine-site free cash flow was calculated inclusive of fair value adjustments on acquired inventories. The calculation of mine-site free cash flow for comparative periods has been adjusted to conform with the current methodology and is different from the measure previously reported.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$’s in millions	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Operating cash flow before non-cash changes in working capital	$82.6	$81.2	$14.5	$359.2	$64.3
Fair value adjustments on acquired inventories	(1.6)	4.1	(8.1)	8.5	(9.7)
Operating cash flow (generated) used by non-mine site activity(1)	(4.6)	(7.6)	33.4	(150.6)	98.6
Cash flow from operating mine sites	$76.5	$77.7	$39.8	$217.1	$153.2

Mineral property, plant and equipment additions	$153.5	131.4	182.6	$439.4	479.0
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(113.1)	(114.5)	(129.1)	(344.9)	(312.5)
Capital expenditure from operating mine sites	40.4	16.9	53.5	94.5	166.5
Lease payments related to non-sustaining capital items	4.4	4.3	5.8	13.5	13.0
Non-sustaining exploration expense	2.6	4.0	5.9	8.4	12.5
Total mine-site free cash flow	$29.0	$52.4	$(25.4)	$100.7	$(38.8)
(1)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC contribution margin, EBITDA and adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors, and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

NON-IFRS MEASURES (CONTINUED)
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended				Nine months ended
$’s in millions	September 30, 2023	June 30, 2023	September 30, 2022		September 30, 2023	September 30, 2022
Revenue	$284.7	$271.6	$245.1		$790.4	$692.9
Less: AISC	(241.7)	(207.4)	(219.3)		(653.5)	(598.4)
AISC contribution margin	$43.1	$64.2	$(4.6)		$136.9	$54.5
Gold ounces sold	148,231	138,094	143,032		409,620	382,751
Less: Santa Luz gold ounces sold(1)	—	—	(17,756)		—	(22,945)
Adjusted gold ounces sold	148,231	138,094	125,276	—	409,620	359,806
AISC contribution margin per oz sold	$291	$465	$(37)		$334	$151
(1)AISC contribution margin for three and nine months ended September 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

EBITDA and Adjusted EBITDA

	Three months ended			Nine months ended
$’s in millions	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net income (loss)	$2.2	5.4	(30.1)	$25.0	(128.6)
Income tax (recovery) expense	$(8.1)	(0.8)	2.1	$(18.6)	35.3
Depreciation and depletion	58.9	48.4	49.1	154.8	129.0
Finance expense	15.3	14.3	10.3	42.3	27.9
Finance income	(3.0)	(3.3)	(1.3)	(9.3)	(3.0)
EBITDA	$65.2	$64.0	$30.2	$194.2	$60.6
Non-cash share-based compensation expense	2.5	1.8	0.4	5.9	2.6
Unrealized (gain) loss on warrants	(1.6)	(0.3)	13.4	1.8	72.8
Unrealized (gain) loss on gold contracts	(6.2)	(7.9)	—	(8.7)	—
Gain on gold contracts acquired in a business combination	—	—	(10.6)	—	(33.3)
Unrealized loss (gain) on foreign exchange contracts	17.8	(13.8)	2.8	(9.0)	(9.1)
Unrealized loss on power purchase agreement	0.6	7.2	—	7.8	—
Unrealized foreign exchange (gain) loss	(2.2)	3.6	(1.0)	3.8	1.6
Share of net loss (income) of investment in associate	—	1.1	(4.9)	17.1	2.6
Other expense (income)	5.1	15.2	(4.6)	(3.6)	(4.0)
Adjusted EBITDA	$81.2	$70.9	$25.6	$209.1	$93.7

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

NON-IFRS MEASURES (CONTINUED)
Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Nine months ended
$’s and shares in millions	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net income (loss) attributable to Equinox Gold shareholders	$2.2	$5.4	$(30.1)	$25.0	$(128.6)
Add (deduct):
Non-cash share-based compensation expense	2.5	1.8	0.4	5.9	2.6
Unrealized (gain) loss on warrants	(1.6)	(0.3)	13.4	1.8	72.8
Unrealized (gain) loss on gold contracts	(6.2)	(7.9)	—	(8.7)	—
Gain on gold contracts acquired in a business combination	—	—	(10.6)	—	(33.3)
Unrealized loss (gain) on foreign exchange contracts	17.8	(13.8)	2.8	(9.0)	(9.1)
Unrealized loss on power purchase agreement	0.6	7.2	—	7.8	—
Unrealized foreign exchange (gain) loss	(2.2)	3.6	(1.0)	3.8	1.6
Share of net loss (income) of investment in associate	—	1.1	(4.9)	17.1	2.6
Other expense (income)	5.1	15.2	(4.6)	(3.6)	(4.0)
Income tax impact related to above adjustments	(0.3)	(1.1)	2.3	(1.5)	0.2
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	10.7	(17.5)	4.6	(19.1)	(3.6)
Adjusted net income (loss)	$28.7	$(6.3)	$(27.7)	$19.3	$(98.8)

Basic weighted average shares outstanding	313.0	312.8	305.0	312.4	303.6
Diluted weighted average shares outstanding	316.5	316.4	305.0	316.0	303.6
Adjusted income (loss) per share - basic ($/share)	$0.09	$(0.02)	$(0.09)	$0.06	$(0.33)
Adjusted income (loss) per share - diluted ($/share)	$0.09	$(0.02)	$(0.09)	$0.06	$(0.33)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

NON-IFRS MEASURES (CONTINUED)
Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	September 30, 2023	June 30, 2023	December 31, 2022
Current portion of loans and borrowings	$137.7	$136.8	$—
Non-current portion of loans and borrowings	948.5	698.3	828.0
Total debt	1,086.2	835.1	828.0
Less: Cash and cash equivalents (unrestricted)	(356.7)	(174.4)	(200.8)
Net debt	$729.5	$660.7	$627.2

ACCOUNTING MATTERS
Basis of preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of the significant accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2022. Except as disclosed in note 2(b) of the Company’s condensed consolidated interim financial statements, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.
Critical accounting estimates and judgments
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the condensed consolidated interim financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. The critical accounting estimates and judgments that have the most significant effect in the preparation of the condensed consolidated interim financial statements are consistent with those disclosed in note 4 of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended September 30, 2023, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “FOFI”). Actual results of operations and the resulting financial results may vary materially from the amounts set out in any FOFI. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance, including investment returns; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the aggregate value of common shares which may be issued pursuant to the at-the-market equity offering program; the potential future offerings of Securities under the Base Shelf Prospectus or corresponding Registration Statement on Form F-10 and any Prospectus Supplement; the potential future proceeds to the Company from the exercise of the Company’s grant of i-80 warrants; the Company’s expectations for reducing its GHG emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target; the expectations for the Company’s investments in Sandbox, i-80 Gold, PGI, Inca One and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “maintain”, “potential”, “intend”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.
The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; holders of i-80 warrants having sufficient funds to exercise warrants; construction of Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; the strategic visions for Sandbox, i-80 Gold, PGI, Inca One and Bear Creek and their respective abilities to successfully advance their businesses; the ability of PGI, Inca One and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2023

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by PGI, Inca One or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section “Risks and Uncertainties” in the Company’s MD&A for the year ended December 31, 2022 and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.